Exhibit 21

Flanders Corporation and Subsidiaries

List of Subsidiaries

Listed below are the subsidiaries of Flanders Corporation as of December 31, 2007. Names of certain inactive, liquidated, or minor subsidiaries have been omitted.

Airpure Filter Sales and Service, Inc.	United States
Air Seal Filter Housing, Inc.	United States
Flanders/CSC Corporation	United States
Flanders Filters, Inc.	United States
Flanders International, PTE	Singapore
Precisionaire, Inc.	United States
Industrias Seco De Tijuana	Mexico